LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257

May 23, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:	VitaCube Systems Holdings, Inc.; Form S-3 File Number 333-124897
Attn:	Song Brandon Division of Corporation Finance

Dear Ms. Brandon:

        On behalf of VitaCube Systems Holdings, Inc. (the "Company"), we herewith request acceleration of the effective date of the offering to Tuesday, May 24, 2005 at 3:00PM Eastern Daylight Time, or as soon as practicable thereafter.

        We acknowledge that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ GARY A. AGRON
Gary A. Agron Attorney in Fact for VitaCube Systems Holdings, Inc.

GA/jp